Exhibit 99.1

Syneron Reports Record Second Quarter 2008 Revenues of $38.2 Million and Net Profit of $11.0 Million

YOKNEAM, ISRAEL--(Marketwire - August 14, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced its financial results for the second quarter of 2008.

Revenues for the second quarter of 2008 were $38.2 million, compared to revenues of $37.5 million in the second quarter of 2007. International sales rose 17% over the same period in 2007 to $19.1 million. North American and international sales now each account for 50% of total revenues.

On a GAAP basis, net income for the second quarter of 2008 rose to $11.0 million, from $10.3 million in the second quarter of 2007. The GAAP net income for the second quarter of 2008 includes $2.6 million of stock-based compensation expenses. Syneron reported EPS of $0.40 for the second quarter of 2008 compared to $0.37 for the same period last year. On a non-GAAP basis, excluding the stock-based compensation, net income in the second quarter of 2008 was $13.7 million, or $0.50 per diluted share.

Results for the second quarter of 2008 also include a one-time tax credit of approximately $2 million resulting from a change in the base of reporting to the Israeli tax authority from US dollars to new Israeli shekels.

Syneron's balance sheet and cash position remain strong. Cash flow from operations in the second quarter was $12.3 million. Syneron increased its cash position (including long-term deposits) during the second quarter by $10.2 million to $220.6 million. Shareholders' equity totaled $251.6 million as of June 30, 2008.

Commenting on the second quarter, CEO Doron Gerstel said, "We are pleased to report a record quarter for Syneron's revenues. Syneron continues to grow sales as a result of the superiority of elos technology, as well as our strategic decision to focus marketing and R&D resources on the key growth segments of aesthetic medicine of body shaping and skin rejuvenation."

"The recently launched LipoLite(TM) has received positive acceptance among the surgical and general medical community," continued Mr. Gerstel. "We started delivering the first units at the end of the second quarter and we expect to start selling significantly during this third quarter. In addition we also started implementing our LipoLite Energy Access Program (LEAP) that was designed with a cost-effective annual subscription fee to enable physicians of all specialties to offer the increasingly popular laser-assisted lipolysis treatment. Doctors who had been considering the introduction of laser-assisted lipolysis view Syneron as a partner who is willing to align itself with them."

Regarding the effects of LEAP and other new products on Syneron's business model, CFO Fabian Tenenbaum said, "With the introduction of LEAP, as well as the introduction of a disposable element to our new Matrix RF, for which FDA approval is pending, management has taken another step towards the goal of achieving diversification of our revenues -- one of the key strategic initiatives we started last year. Syneron's evolving technologies will allow us to diversify our business model in which, alongside equipment sales, we will begin to benefit from a regular annuity element in our revenues."

Conference call

Syneron Management will host a conference call (dial-in numbers below) to discuss the results at 8:30am ET today, August 14th, 2008. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Dial-in numbers for conference call:
US (toll free): 877-591-4949
International: +1-719-325-4942
Conference ID: 4593969

Use of Non-GAAP Measures

This press release provides financial measures for net profit and net profit per diluted share, that exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2008, new product launches, and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on May 7, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, LipoLite and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended		Six Months ended
	June 30,		June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	38,237	37,537	72,312	69,867
Cost of Revenues	8,571	6,463	16,226	12,053
Gross Profit	29,666	31,074	56,086	57,814

Operating expenses:
Research and development	3,601	3,067	6,987	5,809
Selling and marketing	14,301	15,896	28,289	30,153
General and administrative	4,147	3,169	7,240	5,723
Total operating expenses	22,049	22,132	42,516	41,685

Operating Income	7,617	8,942	13,570	16,129
Financial income, net	1,125	2,256	2,697	3,985

Income before taxes on income	8,742	11,198	16,267	20,114
Taxes on income	(2,256)	850	(3,044)	1,250
Net Income	10,998	10,348	19,311	18,864

Basic net earning per share	0.40	0.37	0.71	0.68
Diluted net earnings per share	0.40	0.37	0.70	0.68
Weighted average number of shares used in per share calculation (in thousands):
Basic	27,374	27,705	27,372	27,649
Diluted	27,514	27,962	27,546	27,888

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (*)	39,513	42,624
Available-for-sale marketable securities (*)	123,566	124,941
Trade receivables	43,432	40,741
Other accounts receivable and prepaid expenses	2,475	4,485
Inventories	11,374	9,465
Total Current Assets	220,360	222,256

LONG-TERM ASSETS
Severance pay fund	237	225
Long-term deposits and others (*)	143	1,130
Long-term available-for-sale marketable securities (*)	57,383	35,122
Investments in affiliated companies	3,152	2,572
Property and equipment, net	3,452	3,111
Goodwill	2,266	2,266
Intangible assets, net	2,313	2,594
Total Long-Term Assets	68,946	47,020
Total Assets	289,306	269,276

CURRENT LIABILITIES
Trade Payables	8,191	7,734
Other accounts payable and accrued expenses	23,738	24,738
Total Current Liabilities	31,929	32,472

LONG-TERM LIABILITIES
Deferred Revenues	4,736	4,991
Warranty Accruals	712	730
Accrued severance pay	301	248
Total Long-Term Liabilities	5,749	5,969

SHAREHOLDERS' EQUITY	251,628	230,835
Total Liabilities and Shareholders' Equity	289,306	269,276

(*) Total Cash and Liquid Investments	220,605	203,817

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended		Six Months ended
	June 30,		June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	10,998	10,348	19,311	18,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	430	231	797	449
Increase in accrued severance pay, net	29	3	41	18
Increase in trade receivables	(466)	(1,390)	(2,691)	(3,168)
Decrease (increase) in other accounts receivable and prepaid expenses	(56)	831	2,010	897
Increase in inventories	(897)	(509)	(2,254)	(2,321)
Increase (decrease) in trade payables	835	114	457	(1,753)
Increase (decrease) in other accounts payables and accrued expenses	(557)	1,543	(1,831)	152
Impairments of available-for-sale marketable securities	117	-	117	-
Gain on available-for-sale marketable securities	(47)	(711)	(88)	(51)
Equity based compensation	2,600	2,339	4,505	4,902
Increase (decrease) in deferred revenues and warranty accruals	(666)	995	558	1,125

Net cash provided by operating activities	12,320	13,794	20,932	19,114

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity of long-term deposits	1,000	5,030	1,000	5,000
Purchase of available-for-sale marketable securities	(93,067)	(41,618)	(147,314)	(69,631)
Proceeds from sale and redemption of available-for-sale marketable securities	65,656	28,650	125,300	47,000
Payments for investments in Affiliated Companies	(300)	(521)	(580)	(521)
Investment in long-term deposits and others	3	14	(13)	(16)
Purchase of property and equipment	(350)	(452)	(512)	(743)

Net cash used in investing activities	(27,058)	(8,897)	(22,119)	(18,911)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	-	(1,927)	-
Exercise of stock options and RSUs	3	696	3	3,356
Net cash provided by (used in) financing activities	3	696	(1,924)	3,356

Increase (decrease) in cash and cash equivalents	(14,735)	5,593	(3,111)	3,559
Cash and cash equivalents at the beginning of the period	54,248	14,002	42,624	16,036
Cash and cash equivalents at the end of the period	39,513	19,595	39,513	19,595

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statements Of Income
U.S. dollars in thousands, except per share data

	Three Months	Six Months
	ended	ended
	June 30, 2008	June 30, 2008
	(unaudited)	(unaudited)
Operating Income (GAAP)	7,617	13,570
Non-GAAP adjustment:
Stock based compensation	2,600	4,505
Non-GAAP operating income	10,217	18,075

Net Income (GAAP)	10,998	19,311
Non-GAAP adjustment:
Stock based compensation	2,600	4,505
Impairment of investment	117	117
Non-GAAP Net Income	13,715	23,933

Non-GAAP net earnings per share:
Basic net earnings per share	0.50	0.87
Diluted net earnings per share	0.50	0.87
Weighted average number of shares used in per share calculation (in thousands):
Basic	27,374	27,372
Diluted	27,514	27,546

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com